Gretchen Griswold, (619)696-4309            FOR IMMEDIATE RELEASE

                    HENRY MORSE NAMED SDG&E DIVISION MANAGER,

                              TREASURER'S DIVISION

    SAN DIEGO, March 31, 1994 - Henry P. Morse, Jr., has been named division manager, treasurer's division, of San Diego Gas & Electric, the company announced today. The appointment is effective Friday, April 1.

    As division manager, Morse will oversee investor relations, economics and forecasting, financial services and corporate taxes, formerly the duties of Malyn Malquist. Malquist resigned as treasurer and as an officer of the company effective March 30.

    Information technology services, formerly in the treasurer's division, will report to SDG&E Vice President and Controller Frank H. Ault. Both Morse and Ault will report directly to Executive Vice President Donald E. Felsinger.

    Morse, 41, joined SDG&E in 1973 as an associate engineer. Since then, he has held a variety of assignments within the company, including management positions in regulatory affairs, marketing, financial planning and investor relations. Morse, who is currently a group manager in the strategic plans and projects division, has maintained contact with the financial analyst community as a frequent presenter on SDG&E's competitive position.

    He earned a bachelor of science degree in engineering in 1973 and a master's degree in management in 1986, both from the University of Redlands, in California.